JOHN HANCOCK TRUST
601 Congress Street
Boston, MA 02210-2805
April 13, 2011
VIA EDGAR
Alison White, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	John Hancock Trust / Post-Effective Amendment to Form N-1A Registration Statement (Filed February 10, 2011) (File Nos. 2-94157; 811-4146)
Dear Ms. White:
This letter responds to the additional comments of the staff of the Securities and Exchange Commission (“Commission”), which were conveyed to me, Assistant Secretary of John Hancock Trust (“JHT” or the “Registrant”), by telephone on April 11, 2011 with respect to post-effective amendment No. 93 to the registration statement of JHT on Form N-1A (the “Amendment”) which was filed with the Commission via EDGAR on February 10, 2011. Capitalized terms used and not defined herein have the meanings given them in the Amendment.
The staff’s comments are set forth below. Changes in response to the staff’s comments as described below will be made in JHT’s filing pursuant to Rule 497 under the Securities Act of 1933, as amended.
     Comment 1. In the Statement of Additional Information, under “Risk Factors — Risk Factors Relating to Fund of Funds Investments in Underlying Funds,” it states that JHT’s investment adviser, John Hancock Investment Management Services, LLC (the “Adviser”) will monitor the trading by the JHT Lifestyle PS Series and will attempt to minimize any adverse effect of this trading on JHT funds consistent with pursuing the investment objective of the JHT Lifestyle PS Series. Since the Adviser has a fiduciary duty to act in the best interest of the JHT funds which are the underlying investments of JHT Lifestyle PS Series (the “Underlying Funds”) as well as the JHT Lifestyle PS Series, please change this disclosure to state that the Adviser will monitor the trading by the JHT Lifestyle PS Series and will take appropriate action to stop or prevent any adverse effect of this trading on the Underlying Funds. In light of this fiduciary duty, please explain why the Registrant’s Short Term Trading Policy applies to contract owners but not to the JHT Lifestyle PS Series invest in Underlying Funds.

     Response.
JHT has two policies related to trading by the JHT Lifestyle PS Series, a Short Term Trading Policy and a policy relating to investments by JHT fund of funds in Underlying Funds.
Short Term Trading Policy

The Short Term Trading Policy applies to contract owners investing in JHT through variable insurance contracts. The policy is designed to prevent frequent trading by owners who intend to take advantage of market movements by transferring contract value back and forth between subaccounts. These subaccounts, in turn, invest in Underlying Funds with investment objectives that are particularly sensitive to such market movements. The JHT Lifestyle PS Series will not engage in this type of market timing.
Two JHT funds, the Strategic Allocation Trust and the Bond PS Series, may be subject to more frequent trading due to a different type of activity, tied to an automatic, non-discretionary formula. The formula is an integral part of certain guaranteed benefit riders of variable insurance contracts that use JHT Lifestyle PS Series and the Bond PS Series as their underlying investment vehicle. This fact will be noted in the prospectus. Registrant anticipates that redemptions from the Strategic Allocation Trust and the Bond PS Series will be used to effect most transfers from the JHT Lifestyle PS Series under the formula. Registrant believes that redemptions from other Underlying Funds (“Other Underlying Funds”) will occur infrequently and only in extreme market situations.
Fund of Funds Trading Policy

The Fund of Funds Trading Policy is designed to minimize any adverse effect of trading by the JHT Lifestyle PS Series on the Other Underlying Funds consistent with pursuing the investment objective of the JHT Lifestyle PS Series. The Fund of Fund Trading Policy is separate from the Short Term Trading Policy because it is designed to address issues relating to the trading of fund of funds which are generally different from the issues relating to frequent trading by contract owners. JHT fund of funds do not typically engage in frequent trading but instead periodically reallocate their assets among underlying funds. The Fund of Funds Trading Policy recognizes that there may be large cash flows into and out of Other Underlying funds, and addresses issues related to these asset reallocations.
Investments by any fund of funds, including JHT Lifestyle PS Series, in underlying funds are generally beneficial to underlying funds notwithstanding the underlying funds’ potential exposure to large cash flows. The benefits to underlying funds, especially to funds with low asset levels, include the use of fund of fund assets to lower operating expense ratios.
The Adviser believes that it is fulfilling its duty to act in the best interest of the Other Underlying Funds when permitting the JHT Lifestyle PS Series to invest in these funds since the Other Underlying Funds can be expected to benefit from the investment, and trades by the JHT Lifestyle PS Series in the Other Underlying Funds are anticipated to be infrequent and in an amount that will not materially adversely impact the Other Underlying Funds. If these assumptions change, the Adviser will make appropriate changes to the policy consistent with its fiduciary duty to the Other Underlying Funds.

* * *
The Registrant acknowledges the following:
-	it is responsible for the adequacy and accuracy of the disclosure in the Amendment;

-	staff comments or changes to disclosure in response to staff comments on the Amendment do not foreclose the Commission from taking any action with respect to the Amendment; and

-	it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please call me at 617-663-2166 if you have any questions.
Very truly yours,
/s/ Betsy Anne Seel
Betsy Anne Seel,
Senior Counsel and Assistant Secretary

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